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SPACED VENTURES BETA   Invest   Learn   Sign Up

IC is launching soon - Sign up to Spaced Ventures

You recently indicated interest ininfinite Composites' Test The Waters campaign. Before investing, you'll need to sign up for a Spaced Ventures account. Don't worry - it's easy. Just tap the button below to get started. If you need any assistance, simply reply to this email and we'll help you out.

Sign Up To Spaced Ventures

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1 Head over to the sign-up URL and fill out the required information to sign up.

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2 Open the confirmation email we sent you and verify your email address (if you didn't get the verification, please check your spam or 'promotions' tab for Gmail).

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3 Log in using the email and password combination you used when entering your information in Step 1.

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🎉 🎉 🎉 That's it! Now that you've signed up to Spaced Ventures, when Infinite Composites launches you'll be able to set up your investment profile and invest.

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Cosmic Shielding Corporation is testing the waters under regulation crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

SPACED VENTURES BETA

SPACED VENTURES BETA

IC is launching soon - Sign up to Spaced Ventures

You recently indicated interest ininfinite Composites' Test The Waters campaign. Before investing, you'll need to sign up for a Spaced Ventures account. Don't worry - it's easy. Just tap the button below to get started. If you need any assistance, simply reply to this email and we'll help you out.

Sign Up To Spaced Ventures

1 Head over to the sign-up URL and fill out the required information to sign up.

Sign Up